TERMINATION AGREEMENT

This Termination Agreement (this “Agreement”), dated this 26th day of September, 2012, is by and between Tengion, Inc., a Delaware corporation (‘Tengion”) and Medtronic, Inc., a Minnesota corporation (“Medtronic” and together with Tengion, the “Parties”).

WITNESSETH:

Whereas, Tengion and Medtronic executed that certain Right of First Refusal and Right of First Negotiation Agreement, dated March 1, 2011 (the “ROFR Agreement”).

Whereas, the Parties have determined to mutually terminate the ROFR Agreement.

NOW THEREFORE, in consideration of the foregoing, the terms and conditions contained herein, and intending to be legally bound hereby, the Parties agree as follows:

1. The ROFR Agreement is hereby terminated in all respects and is of no further force or effect, effective as of the date hereof, with no further actions required by the Parties.

2. The Parties hereby covenant and agree to execute and deliver, or cause to be executed or delivered, and to do or make, or cause to be done or made, upon request by the other Party, any and all agreements, instruments, papers, acts or things, supplemental, confirmatory or otherwise, as may be required by a party for the purpose of implementing this Agreement.

IN WITNESS WHEREOF, the authorized representatives of the Parties have executed this Agreement as of day and year first above written.

TENGION, INC.

By:	/s/ A. Brian Davis
Name:	A. Brian Davis
Title:	Chief Financial Officer and Vice President Finance

MEDTRONIC, INC.

By:	/s/ Chad Cornell
Name:	Chad Cornell
Title:	Vice President, Corporate Development